UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number: 001-37669

Nomad Foods Limited

(Translation of registrant’s name in English)

No. 5 New Square

Bedfont Lakes Business Park

Feltham, Middlesex TW14 8HA

+ (44) 208 918 3200

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Submission of Matters to a Vote of Security Holders.

On June 19, 2017, Nomad Foods Limited (the “Company”) held its 2017 annual meeting of shareholders (the “2017 Annual Meeting”). The proposals submitted to a shareholder vote at the 2017 Annual Meeting are described in detail in the Company’s Proxy Statement for the 2017 Annual Meeting, as filed with the Securities and Exchange Commission on a Form 6-K on May 17, 2017 (the “Proxy Statement”). Shareholders present in person or by proxy represented 182,088,622 ordinary shares and 1,500,000 preferred shares of the Company (or 73.78% of the outstanding ordinary shares and preferred shares of the Company combined as of May 5, 2017, the record date for the 2017 Annual Meeting).

At the 2017 Annual Meeting, the Company’s shareholders (i) elected the eleven (11) directors specifically named in the Proxy Statement, each for a one-year term expiring at the Company’s 2018 annual meeting of shareholders and (ii) ratified the selection of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the 2017 fiscal year. The detailed voting results for each proposal are set forth below.

Proposal 1 - Election of Directors: The Company’s shareholders approved the election of the eleven (11) directors specifically named in the Proxy Statement, each to serve until the Company’s 2018 annual meeting of shareholders or until his or her respective successor is duly elected and qualified. The final voting results with respect to the election of directors were as follows:

Nominee	For	Against	Abstain	% cast FOR
Martin E. Franklin	134,891,825	398,537	163,670	99.58%
Noam Gottesman	134,891,005	398,357	164,670	99.58%
Ian G.H. Ashken	135,219,967	69,283	164,782	99.83%
Stéfan Descheemaeker	135,213,506	75,856	164,670	99.82%
Jeremy Isaacs CBE	134,889,787	73,483	490,762	99.58%
Paul Kenyon	125,712,122	9,251,260	460,650	92.81%
James E. Lillie	134,896,167	68,327	489,538	99.59%
Lord Myners of Truro CBE	134,876,312	87,347	490,373	99.57%
Victoria Parry	134,758,015	205,756	490,261	99.49%
Brian Welch	134,693,095	270,564	490,373	99.44%
Simon White	133,743,832	1,219,827	490,373	98.74%

Proposal 2 - Ratification of Auditors: The Company’s shareholders ratified the selection of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the 2017 fiscal year as follows:

For	Against	Abstain	% cast FOR
135,157,537	132,646	163,849	99.78%

The information contained in this Report on Form 6-K is incorporated by reference into the registration statements on (i) Form S-8 filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2016 (File No. 333-211095) and (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Anja van Bergen-van Kruijsbergen
Name:	Anja van Bergen-van Kruijsbergen
Title:	General Counsel and Company Secretary

Dated: June 19, 2017